Issuer Free Writing Prospectus dated September 20, 2012

(To Preliminary Prospectus dated September 20, 2012)

Filed pursuant to Rule 433

Registration Statement No. 333-183778

MICHAEL KORS

Michael Kors Holdings Limited Updates Second Quarter Fiscal 2013 Guidance

Hong Kong — September 20, 2012 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”) today announced that the Company updated its second quarter fiscal 2013 guidance.

For the second quarter of fiscal 2013, the Company now expects diluted earnings per share to be in the range of $0.38 to $0.40 as compared to its previous guidance of $0.33 to $0.35. The Company now expects total revenue to be in the range of $510 million to $520 million. The expected diluted earnings per share assume 201.0 million diluted weighted-average shares outstanding and a 38% effective tax rate.

For fiscal 2013, the Company now expects diluted earnings per share to be in the range of $1.39 to $1.41 as compared to its previous guidance of $1.32 to $1.34. The Company now expects total revenue to be in the range of $1.85 billion to $1.95 billion with comparable store sales of approximately 30%. The expected diluted earnings per share assume 201.2 million diluted weighted-average shares outstanding and a 38% effective tax rate. The Company’s updated projected results for the second quarter of fiscal 2013 and for fiscal 2013 are only estimates, and its actual results may differ.

John Idol, the Company’s Chairman and Chief Executive Officer, said, “Our updated guidance reflects our confidence in the strong momentum of the Michael Kors brand and the continued execution of our key growth strategies. Michael Kors’ luxury fashion designs are resonating globally with our customers and we are excited about the long term growth potential of our Company as we continue to build upon the success we achieved in establishing Michael Kors as a global luxury lifestyle brand.”

In its retail segment, the Company announced that quarter-to-date comparable store sales for the 11 weeks ended September 15, 2012 increased 45.1%. Quarter-to-date comparable store sales were strong across all regions, with increases of 45.1% in North America, 49.7% in Europe and 16.0% in Japan.

The Company has not begun its normal quarter-end closing and review procedures and the final results for the 13-week period ended September 29, 2012 may differ from the results for this 11-week period. The results for this 11-week period are not for an entire fiscal period, will be subject to quarter-end closing procedures and/or adjustments and should not be viewed as a substitute for quarterly financial statements prepared in accordance with generally accepted accounting principles in the United States.

Further commentary on the Company’s second quarter fiscal 2013 results will be provided as part of the second quarter earnings release and conference call scheduled for Tuesday, November 13, 2012.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the

MICHAEL KORS

Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “seek,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1 , as amended (File No. 333-183778), filed with the U.S. Securities and Exchange Commission.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for an offering of ordinary shares to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may also be obtained, when available, from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649 or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Megan Crudele

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com